September 28, 2018

VIA E-MAIL

Elisabeth Bentzinger

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Nuveen AMT-Free Quality Municipal Income Fund (File Nos. 333-226125; 811-21213) Nuveen AMT-Free Municipal Credit Income Fund
(File Nos. 333-226136; 811-09475)

Dear Ms. Bentzinger:

Thank you for your comment letter dated August 10, 2018 (the “Comment Letter”) regarding the captioned registration statements (the “Registration Statements”) of Nuveen AMT-Free Quality Municipal Income Fund (“NEA”) and Nuveen AMT-Free Municipal Credit Income Fund (“NVG” and together with NEA, the “Funds”). This letter responds to the comments you raised in the Comment Letter. Consistent with the Comment Letter, unless otherwise noted, the responses apply to both Registration Statements.

Your numbered comments are set forth below in italics, with our responses immediately following. Unless otherwise indicated, capitalized terms used but not defined in this letter have the meaning given to them in the Registration Statements.

General

1.

Comment: We note that portions of the registration statements are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: The Funds acknowledge the comment and confirm that all information required to be included in the Registration Statements at the time of effectiveness will be included by pre-effective amendment.

2.	Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statements.

Response: The Funds currently intend to submit no-action requests with respect to the use of Rule 486(b) under the Securities Act of 1933 in the circumstances described in Eagle Point Credit Company Inc. (publicly available February 14, 2018)

and prior similar letters. It is anticipated that any such no-action requests will be made after the Registration Statements become effective.

3.

Comment: If applicable, please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statements, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among each Fund, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Response: The Funds confirm that no FINRA review is required in connection with the Registration Statements. FINRA Corporate Financing Rule 5110(b)(7)(A) provides an exemption from documents and information filing requirements for securities offered by an issuer which has unsecured non-convertible debt with a term of issue of at least four (4) years, or unsecured non-convertible preferred securities, rated by a nationally recognized statistical rating organization in one of its four (4) highest generic rating categories. The Funds qualify for this exemption from FINRA filing based on their having outstanding unsecured non-convertible preferred shares with the requisite term and ratings.

Registration Statement Cover Page

4.

Comment: Please confirm supplementally that the “Amount Being Registered” in the “Calculation of Registration Fee under the Securities Act of 1933” table includes all shares that may be issued pursuant to the underwriters’ over-allotment option.

Response: The Funds confirm that the “Amount Being Registered” will include all shares that may be issued pursuant to any underwriters’ over-allotment option, if applicable.

PROSPECTUS

Cover Page

5.

Comment: Please clarify in each prospectus whether the Funds’ two investment objectives are primary and secondary, as noted on the cover page, or are of comparable importance, as suggested elsewhere throughout the filing.

Response: The cover page of each prospectus has been revised to delete the reference to “primary and “secondary” investment objectives.

6.

Comment: When discussing the Funds’ investment objectives and policies, please include the policy of investing at least 80% of Assets in municipal securities and other related investments, the income from which is exempt from the federal alternative minimum tax applicable to individuals at the time of purchase. Please also make corresponding changes to the cover page of each prospectus supplement.

Response: The cover page of the NEA prospectus and each prospectus supplement has been revised to indicate that as a fundamental policy NEA will invest at least 80% of Assets in municipal securities exempt from the federal alternative minimum tax. It is submitted that since for NVG both the 80% of Assets (names rule) and 100% of Assets (voluntary) policy of investing in securities exempt from the alternative minimum tax are non-fundamental, and the 100% of Assets (voluntary) policy is already disclosed on the prospectus cover pages, no additional disclosure is necessary.

7.	Comment: Please bold the cross reference to the prospectus discussion regarding the risks associated with leverage. See Item 1.1.j of Form N-2.

Response: The Registration Statements have been revised accordingly.

8.

Comment: Please disclose that because the management fee is based on a percentage of Managed Assets, which include the assets acquired from the Funds’ use of leverage, the Adviser and Sub-Adviser may have a conflict of interest in determining whether to use or increase leverage.

Response: The Registration Statements have been revised accordingly.

9.

Comment: Please clarify in the Leverage discussion and throughout the prospectus that reverse repurchase agreements are in effect borrowings, and revise corresponding disclosure appropriately. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979).

Response: The Registration Statements have been revised accordingly to indicate that reverse repurchase agreements are in effect secured borrowings.

Prospectus Summary – Investment Objectives and Policies, pages 1-2

10.

Comment: The term “Quality,” when used in a fund name that also suggests fixed income investments, is synonymous with the term “Investment Grade” and is subject to Rule 35d-1 under the Investment Company Act of 1940 (“1940 Act”). Accordingly, with respect to the Nuveen AMT-Free Quality Municipal Income Fund, please revise the investment policy sections of the prospectus and prospectus supplements to include a requirement for the Fund to invest at least 80% of its Assets in investment grade municipal securities. Please disclose whether this policy is fundamental or whether it may be changed upon 60 days’ notice to shareholders. Similarly, please revise the Fund’s policy of investing up to 35% of its Managed Assets in securities rated below the three highest grades (Baa or BBB or lower) so that the Fund will not invest more than 20% of its Assets in below investment grade municipal securities.

Response: NEA respectfully disagrees with the view that the term “Quality,” when used in a fund name that also suggests fixed income investments, is synonymous with the term “Investment Grade,” such that the fund is required under Rule 35d-1 to adopt an investment policy that requires the fund to invest at least 80% of its Assets in investment grade municipal securities. While NEA acknowledges the authority delegated to the Commission pursuant to Section 35(d) of the 1940 Act to scrutinize investment company names not covered by Rule 35d-1 and to make determinations as to whether a particular name is misleading, NEA is unaware of such a specific meaning being ascribed to the term “Quality.”

However, NEA agrees that the term “Quality” may not be used regardless of a fund’s portfolio credit policies. In this regard, NEA has adopted a policy that permits the fund, under normal circumstances, to invest up to 35% of its Managed Assets in securities rated, at the time of investment, below the three highest grades (Baa1 or BBB+ or lower) by at least one nationally recognized statistical rating organization (a “Rating Agency”) or unrated securities judged by NEA’s sub-adviser to be of comparable quality. This means that, under normal circumstances, NEA must invest at least 65% of its Managed Assets in securities rated, at the time of investment, in the three highest grades (A- or higher) by each Rating Agency then rating the security.

Therefore, NEA believes that its investment policy is consistent with a reasonable definition of “Quality” and that the inclusion of the term “Quality” in the fund’s name would not lead a reasonable investor to conclude that NEA invests in a manner inconsistent with its intended investments or the risks of those investments. Furthermore, as a practical matter, NEA does not believe that the resulting credit quality of the portfolio is materially different from that of funds that have adopted an 80% investment-grade policy (which, in the case of Nuveen funds, at least, may include a security in the 80% basket so long as it has at least one investment grade rating). NEA also notes that the Rating Agencies rating the outstanding preferred shares of the fund have assigned the same long-term ratings to the preferred shares of NEA that they have assigned to the preferred shares of Nuveen closed-end funds that have adopted such an 80% policy. Finally, NEA notes that the Form N-14 registration statement relating to the reorganization of several funds into NEA, which closed in 2016, clearly disclosed its current investment policy as well as the proposed name change, to include the addition of the term “Quality” to the fund name, to be made upon closing of the reorganizations. NEA is not aware of any concerns or misunderstandings arising on the part of shareholders either during the reorganization voting process or subsequently.

11.

Comment: To ensure that each Fund’s key features are provided in the summary, please disclose that each Fund may: (a) invest in distressed securities; (b) not invest in the securities of an issuer which, at the time of investment, is in default on its obligations to pay principal or interest thereon when due or that is involved in a bankruptcy proceeding (i.e., rated below C-); (c) invest up to 15% of its Managed Assets in inverse floating rate securities; (d) invest in the securities of open- or closed-end investment companies (including exchange-traded funds) that invest primarily in municipal securities of the types in which the Fund may invest directly; (e) invest in certain derivative instruments, including financial futures contracts, swap contracts (including interest rate and credit default swaps), options on financial futures, and options on swap contracts; and (f) invest up to 100% of its net assets, during temporary defensive periods, in short-term investments including high quality, short-term debt securities that may be either tax-exempt or taxable.

Response: The Registration Statements have been revised accordingly except that, with respect to item (f) of this comment, the Funds note that the Registration Statements have been revised to reflect that the Funds may invest up to 100% of “total assets” during such periods.

12.

Comment: Please disclose, where appropriate in each prospectus, that if a Fund sells or writes credit default swaps, then the Fund will segregate the full notional amount of the credit default swap to cover such obligation.

Response: Without agreeing with the staff’s position that an investment company may not cover a credit default swap using offsetting positions, the Funds have included the following disclosure:

If the Fund writes credit default swaps, it will segregate the full notional amount of the payment obligation under the credit default swap that must be paid upon the occurrence of a credit event.

The Funds note the recent correspondence and discussion with the SEC staff in connection with Nuveen Dow 30SM Dynamic Overwrite Fund (File Nos. 333-226218 and 811-22970) and Nuveen S&P 500 Buy-Write Income Fund (File Nos. 333-226078 and 811-21619) relating to the ability of a fund to cover a credit default swap using offsetting positions. Like those funds, the Funds note that they are complying with the comment solely for the purpose of having the Registration Statements declared effective. The disclosure will be observed by the Funds. The Funds reserve the right to modify this disclosure and related practices to the extent consistent with future SEC and/or staff positions. The Funds note that both the release proposing Rule 18f-4 and Rule 18f-4 itself would permit a fund, for purposes of the rule’s exposure limits, to net directly offsetting derivatives that are the same type of instrument and have the same underlying reference asset, maturity and material other terms even if those transactions are entered into with different counterparties and without regard to whether those transactions are subject to a netting agreement. Finally, the Funds note that other funds have recently disclosed the ability to use offsetting transactions in connection with credit default swaps.1

1 See, e.g., PIMCO Income Strategy Fund II (File Nos. 333-226215 and 811-21601, Prospectus Supplement dated September 7, 2018) and PIMCO Flexible Municipal Income Fund (File Nos. 333-221829 and 811-23314, Prospectus dated July 19, 2018) (“The Fund’s obligations under a credit default swap will be accrued daily (offset against any amounts owing to the Fund). […] In connection with credit default swaps in which the Fund is the seller, if the Fund covers its position through asset segregation, the Fund will segregate or “earmark” cash or liquid assets” with a value at least equal to the full notional amount of the Fund’s obligation under the swap.”); Eaton Vance Senior Floating Rate Trust (File Nos. 333-207589 and 811-21411, Statement of Additional Information dated February 27, 2018) (“The Trust’s obligations under a credit default swap agreement will be accrued daily (offset against any amounts owed to the Trust).”); FundVantage Trust (File Nos. 333-141120 and 811-22027, Statement of Additional Information dated September 1, 2018) (“A Fund’s obligations under a credit default swap agreement will be accrued daily (offset against any amounts owing to the Fund). In connection with credit default swaps in which a Fund is the buyer or the seller, if a Fund covers its position through asset segregation, the Fund will segregate or “earmark” cash or liquid assets with a value at least equal to the Fund’s exposure (any accrued but unpaid net amounts owed by the Fund to any counterparty), on a marked- to-market basis (when the Fund is the buyer), or the full notional amount of the swap (minus any amounts owed to the Fund) (when the Fund is the seller).”); Mercer Funds (File Nos. 333-123467 and 811-21732, Statement of Additional Information dated July 31, 2018) (“A Fund’s obligations under a credit default swap will be accrued daily (offset against any amounts owing to the Fund). […] In connection with credit default swaps (or other swaps, to the extent applicable) in which a Fund is the seller, the Fund will identify Segregated Assets determined to be liquid by the Advisor and/or Subadvisor in accordance with procedures established by the Board of Trustees, or enter into offsetting positions, with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Fund).”).

Use of Proceeds, page 4

13.

Comment: The prospectus states that Fund will use the net proceeds from any sales of Securities to make investments in accordance with the Fund’s investment objectives and policies or to redeem outstanding Preferred Shares. Please clarify in each prospectus supplement the approximate amount intended to be used for each purpose. See Item 7.1 of Form N-2.

Response: At the time of an offering, the applicable prospectus supplement will disclose more precisely the use of any proceeds.

Risk Factors, pages 8-25

14.

Comment: The introductory paragraph indicates that the risk factor discussion does not describe all of the risks associated with an investment in each Fund. Please revise this statement to clarify that the risk discussion in the prospectus and prospectus supplements describe all of the principal risks associated with an investment in Common Shares and MFP Shares of the Fund. Item 8.3.a. of Form N-2.

Response: The Registration Statements have been revised accordingly.

15.

Comment: In the discussion on Inverse Floating Rate Securities Risk, please disclose that the amount of fees paid for investment advisory services will be higher if a Fund uses leverage because the fees will be calculated based on the Fund’s Managed Assets. Please state that this may create an incentive for the Adviser and Sub-Adviser to leverage the Fund by investing in inverse floating rate securities, and therefore the Adviser and Sub-Adviser may have a conflict of interest in determining whether to increase the Fund’s use of leverage.

Response: The Registration Statements have been revised accordingly.

16.

Comment: The last paragraph of Special Risks Related to Certain Municipal Securities states that the Fund may invest in tobacco settlement bonds, but there is no other mention of such instruments in the registration statement. Please remove this paragraph or, alternatively, please revise each prospectus to disclose the Funds’ investment policies regarding tobacco settlement bonds.

Response: The Registration Statements have been revised accordingly to add disclosure under “The Fund’s Investments—Investment Objectives and Policies” in

the prospectus and under “Investment Objectives and Policies” and “The Fund’s Investments—Municipal Securities—Tobacco Settlement Bonds” in the SAI.

17.

Comment: Please expand the discussion on Derivatives Risk, Including the Risk of Swaps, to address all of the derivative instruments in which each Fund may principally invest (e.g., financial futures contracts, options on financial futures, and options on swap contracts).

Response: The Registration Statements have been revised accordingly.

18.

Comment: Page 37 of the prospectus states that the Fund may invest in distressed securities, but may not invest in the securities of an issuer which, at the time of investment, is in default on its obligations to pay principal or interest thereon when due or that is involved in a bankruptcy proceeding. Please reconcile this with the penultimate paragraph in the Below Investment Grade Risk discussion, which states that distressed securities are those issued by issuers that are involved in bankruptcy or insolvency proceedings.

Response: The disclosures in the Registration Statements under “Below Investment Grade Risk” have been revised to be consistent with the disclosures under “The Fund’s Investments—Investment Objectives and Policies.”

19.

Comment: When stating in the Interest Rate Risk discussion that a portfolio of securities with longer durations tend to be more sensitive to interest rate changes than a portfolio with a shorter duration, please disclose that a greater sensitivity to changes in interest rates typically corresponds to higher volatility and higher risk.

Response: The Funds note that the risk factor entitled “Interest Rate Risk” already contained the following language:

“Greater sensitivity to interest rates typically corresponds to higher volatility and higher risk.”

The sentence has been revised as follows:

“Greater sensitivity to changes in interest rates typically corresponds to higher volatility and higher risk.”

20.

Comment: The Other Investment Companies Risk discussion explains that the Funds may be indirectly exposed to leverage when investing in other investment companies. Please also disclose other risks relating to investing in other investment companies, including exchange-traded funds (“ETFs”) (e.g., the Fund bears a pro rata portion of the expenses of underlying funds, including advisory fees, which are in addition to the Fund’s direct expenses; an ETF that is based on a specific index may not be able to replicate and maintain the index composition; ETFs incur certain expenses not incurred by the index; the market value of ETFs and closed-end funds may differ from their net asset value; etc.).

Response: The Registration Statements have been revised accordingly.

21.

Comment: Please state in the discussion on Anti-Takeover Provisions that such provisions could have the effect of depriving Common Shareholders of the opportunity to sell their shares at a premium over the then current market price of the Common Shares.

Response: The Registration Statements have been revised accordingly.

Description of Securities, pages 30-35

22.

Comment: The introductory paragraph states that the information therein is a brief description of the terms of the Securities, and a complete description may be found in the Declaration of Trust. Please clarify here as well as elsewhere in the filings that all material terms of the Securities are described in the prospectus and prospectus supplements (e.g., the first paragraph on page S-19 and the first and last paragraphs under Book-Entry Procedures and Settlement beginning on page S-41 of the VRRM-MFP Shares prospectus supplement; the first paragraph on page S-22 and the first and last paragraphs under Book-Entry Procedures and Settlement beginning on page S-46 of the VRM-MFP Shares prospectus supplement).

Similarly, a prospectus should be accurate and complete, and the statements therein may not be qualified with reference to any other document. Accordingly, please remove the disclosure on page 35 of the prospectus stating that the description of MFP Shares are not complete, and are qualified in their entirety by reference to the Declaration of Trust and the Statement and the Statement Supplement relating to that series. Please remove similar disclosure elsewhere in the filings (e.g., the second paragraph on page 60 of the prospectus; the third paragraph on page S-20 of the Common Shares prospectus supplement; the penultimate paragraph on page S-44 of the VRRM-MFP Shares prospectus supplement; the third paragraph on page S-49 of the VRM-MFP Shares prospectus supplement).

Response: The Registration Statements have been revised accordingly.

The Fund’s Investments – Investment Objectives and Policies, pages 36-39

23.	Comment: Please describe the Funds’ investment policies relating to inverse floating rate securities, including the 15% limitation on the amount the Fund may invest in such instruments.

Response: The Registration Statements have been revised accordingly.

24.

Comment: Please remove the first paragraph on page 39 of the prospectus, which discusses municipal securities that are additionally secured by insurance, bank credit agreements, or escrow accounts, as it is redundant with the third paragraph on page 38 of the prospectus.

Response: The Registration Statements have been revised to delete the paragraph that was on page 38 and retain the paragraph on page 39.

25.	Comment: Please describe any criteria as to duration that each Fund might use with respect to its investments in municipal securities.

Response: The Investment Adviser monitors duration, but the Funds do not have an investment policy as such with respect to duration. The Funds’ investment policy with respect to portfolio maturity is as already disclosed under “The Fund’s Investments – Investment Objectives and Policies.”

The Fund’s Investments – Portfolio Composition, pages 39-44

26.

Comment: As this section is intended to describe the principal investments comprising each Fund’s portfolio, please describe the Fund’s investments in other open- or closed-end investment companies, including those that are affiliated with the Fund. Further, please add disclosure indicating that the Funds will consider the investments of underlying investment companies when determining compliance with each of its Rule 35d-1 investment policies.

Response: The Registration Statements have been revised accordingly.

27.	Comment: When discussing derivatives at the end of this section:

a.

This discussion is very general, listing the types of derivatives in which the Funds may invest with no explanation as to the nature of each instrument. Please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010, and revise the disclosures in this section accordingly. See http://www.sec.gov/divisions/ investment/guidance/ici073010.pdf.

b.	Please reconcile the first and third sentences in the paragraph, which are virtually identical.

c.	Please more clearly disclose that all derivative instruments included within the Funds’ Rule 35d-1 investment policies will be valued based on their market or fair value rather than their notional value for purposes of calculating compliance with each policy.

Response: The Funds have considered the staff observations and the Registration Statements have been revised accordingly.

Use of Leverage, pages 44-47

28.	Comment: Please define “effective leverage.”

Response: The Registration Statements have been revised to remove references to “effective leverage.”

Management of the Fund – Investment Management and Sub-Advisory Agreements, pages 48-50

29.

Comment: The prospectus states that the Sub-Adviser will receive a “management fee, which is equal to the portion percentage allocation of the fees (net of applicable breakpoints, waivers and reimbursements) paid by the Fund to the Investment Adviser under the Investment Management Agreement for the Fund.” Please revise this statement in accordance with plain English principles to more clearly state the amount of the advisory fee received by the Sub-Adviser (e.g., [xx]% of Nuveen Fund Advisor’s management fee (net of applicable breakpoints, waivers and reimbursements).

Response: The Registration Statements have been revised accordingly.

Repurchase of Fund Shares; Conversion to Open-End Fund, pages 53-55

30.

Comment: Each prospectus states that the Fund’s Board of Directors will consider, on an annual basis, action that may be taken to reduce or eliminate any material discount from net asset value, including the conversion of the Fund to an open-end investment company. Accordingly, please disclose in the prospectus: (a) the risks relating to conversion to an open-end fund, such as (i) changes in the Fund’s portfolio management to meet liquidity requirements applicable to open-end funds; and (ii) the ability of the Fund to meet its investment objective or use investment policies and techniques that are more appropriate for a fixed portfolio than one subject to constant demands for redemption and inflows of cash; (b) whether the Fund may charge sales or redemption fees upon conversion; (c) whether redemptions will be made in cash or with portfolio securities; and (d) if the Fund, after conversion, intends to retain the ability to make in-kind redemptions, the costs and risks to shareholders relating to such redemptions. See Guidelines to Form N-2, Guide 4.

Response: The Registration Statements have been revised accordingly.

PROSPECTUS SUPPLEMENT (Common Shares)

Distributions, pages S-12-S-13

31.

Comment: The last paragraph states that the Fund reserves the right to change its distribution policy and the basis for establishing the rate of its monthly distributions at any time. Please disclose that any such change would be made subject to a finding by the Fund’s Board of Trustees that such change is in the best interests of the shareholders.

Response: The Registration Statements have been revised accordingly.

Effects of Leverage, page S-18

32.

Comment: Please provide a narrative accompanying the total return table explaining that the purpose of the table is to assist the investor in understanding the effects of leverage. See Item 8.3.b.4. of Form N-2.

Response: The Registration Statements have been revised accordingly.

PROSPECTUS SUPPLEMENT (VRRM-MFP Shares)

General

33.	Comment: Please provide supplementally the Term Redemption Date for this offering. We may have further comments after reviewing your response.

Response: The Funds currently anticipate that the term redemption date for any series of MFP shares will be a date from 10 to 30 years from the date of original issue. The actual term of each series will be set forth in the applicable prospectus supplement.

Summary - Variable Rate Remarketed Mode, pages S-3 – S-4

34.

Comment: “Mode” is defined as the “Variable Rate Remarketed Mode, or any subsequent Mode, including any extension thereof, for which terms and conditions of the MFP Shares are designated pursuant to the Statement and the Statement Supplement.” Please more clearly explain in accordance with plain English principles the terms and conditions of the MFP Shares that may change upon change to a new Mode. Please make similar disclosure changes to the prospectus supplement for the VRM-MFP Shares.

Response: Across reference to “Description of VRRM-MFP Shares—Mode Change” has been added to the summary and the following disclosure has been added in the Mode discussion in the respective description of shares sections:

In connection with a Mode change, the Fund, subject to compliance with the terms and conditions of the Statement and Statement Supplement then in effect, without the vote or consent of any holder of [VRRM-MFP] [VRM-MFP] Shares, may establish terms for the new Mode that differ from those of the [Variable Rate Remarketed Mode] [Variable Rate Mode], including, but not limited to, with respect to:

•	the dividend rate (which may be fixed or floating);

•

if the dividend may be determined by reference to an index, formula or other method, the manner in which it will be determined, the index rate or formula, the index maturity, the index multiplier, if any, the spread, if any, the spread multiplier, if any, the rate determination date(s), the dividend reset date(s), the dividend reset period(s), the minimum or maximum dividend rate, the day count convention, the dividend period(s) and other dividend-related terms;

•	optional tender provisions and/or mandatory tender provisions;

•	a liquidity facility or other credit enhancement, including provisions for mandatory purchase by the provider of the liquidity facility or credit enhancement; and

•	redemption provisions.

Notwithstanding the foregoing, the Fund may not use the Mode change provisions to modify the provisions of the Statement or the Statement Supplement governing ranking, preemptive rights, voting rights, restrictions on dividends and other distributions, the term redemption date, restrictions on redemptions if the Fund is not current on paying accumulated and unpaid dividends, compliance with applicable law in connection with redemptions, liquidation rights or restrictions on amendments or supplements to the Statement or the Statement Supplement, or to modify any terms affecting the parity ranking of the [VRRM-MFP] [VRM-MFP] Shares relative to any other series of Preferred Shares of the Fund at any time outstanding with respect to dividends or distributions of assets upon dissolution, liquidation or winding up of the affairs of the Fund.

Summary - Dividend Provisions, pages S-4 – S-6

35.

Comment: The Summary sets forth the dividend rates that may apply under the offering. With each takedown of a preferred stock offering, please describe in the Summary the other material terms of the dividends payments (e.g., dividend period, dividend payment dates, the amount of dividends per share, etc.).

Response: The Registration Statements have been revised accordingly.

36.	Comment: Please define the Securities Industry and Financial Markets Association (“SIFMA”) Municipal Swap Index, as is provided in the prospectus supplement for the VRM-MFP Shares.

Response: The Registration Statements have been revised accordingly.

Summary - Redemption Provisions, pages S-10 – S-11

37.

Comment: The prospectus supplement describes a redemption procedure whereby VRRM-MFP Shares may be redeemed on any Business Day, at the option of the Fund (in whole or from time to time, in part). Further, the prospectus supplement states that if the Fund fails to have Asset Coverage of at least 225%, or if the Effective Leverage Ratio of the Fund exceeds 45%, then the Fund may redeem a number of Preferred Shares as determined by the Fund (which may include at the sole option of the Fund any number or proportion of VRRM-MFP Shares). Please explain to us how the Fund’s ability to redeem shares at its discretion under these scenarios is consistent with Rule 23c-2 under the 1940 Act, which requires, among other things, that a closed-end fund redeem shares in a “manner as will not discriminate unfairly against any holder of the securities of such class or series.” Please revise this disclosure to clearly state that all optional and mandatory redemptions by the Fund will be conducted consistent with Rule 23c-2. Please make similar disclosure changes to the prospectus supplement for the VRM-MFP Shares.

Response: Rule 23c-2 by its terms permits an issuer to redeem any of its securities in accordance with the terms of the securities or the instrument pursuant to which the securities were issued (e.g., the Statement and the Statement Supplement). Rule 23c-2 also provides, however, that if not all of the outstanding securities of a series are to be redeemed, redemptions shall be made by lot, on a pro rata basis, or in such other manner as will not discriminate unfairly against any holder of shares of such series. The Funds will comply with Rule 23c-2 in connection with any such partial redemption within a series. The Funds submit that if for economic or other reasons the issuer determines to redeem shares of one series of preferred shares rather than another, or in different amounts, it can do so as long as the shares of each series that are being redeemed are redeemed in accordance with Rule 23c-2. The Registration Statements have been revised to include the following language:

“Any such optional or mandatory redemption of VRRM-MFP Shares by the Fund shall be done in accordance with the requirements of the Statement, the Statement Supplement and the provisions of the 1940 Act and rules thereunder, including Rule 23c-2.”

Risk Factors, pages S-14 – S-18

38.

Comment: The dividend rate applicable to the VRRM-MFP Shares will be equal to the sum of a specified annual rate plus the SIFMA Municipal Swap Index. Accordingly, please include in the Risk Factors discussion “Risks Related to SIFMA Municipal Swap Index” and “Discontinuation or Modification of the SIFMA Municipal Swap Index,” which are described in the prospectus supplement for the VRM-MFP Shares.

Response: The Funds respectfully submit that this disclosure is not needed because only the dividend rate on the first day of issuance of VRRM-MFP Shares (i.e., one day) is calculated by reference to SIFMA plus the applicable spread; thereafter, the dividend rate is determined by the Remarketing Agent. The cover page of the prospectus supplement has been revised to clarify this.

Ratings, pages S-32 – S-33

39.

Comment: The prospectus supplement discloses the expected long-term rating and long-term credit rating for VRRM-MFP Shares. Please briefly discuss the significance of these ratings, the basis upon which ratings are issued, and whether or not the Funds intend, or have any contractual obligation, to comply with the conditions and guidelines imposed by the nationally recognized statistical rating organization (“NRSRO”). In addition, please disclose the material terms of any agreement between the Funds or any of their affiliates and the NRSRO under which the NRSRO provides such ratings. See Item 10.6. of Form N-2.

Further, please describe the effects on VRRM-MFP Shareholders if such ratings are lowered or withdrawn and the relationship of these ratings to the investment quality of the securities in which the Fund will invest. See Guide 6 to Form N-2.

Please make similar disclosure changes to the prospectus supplement for the VRM-MFP Shares.

Response: The Funds note that the actual ratings of the shares will not be disclosed in the prospectus supplement. Only the names of the rating agencies will be disclosed. Consequently, the Funds respectfully submit that the provisions of Form N-2 and Guide 6 noted above are not applicable. The Funds note, however, that under “Risk Factors—Ratings and Asset Coverage Risk” and under “Description of VRRM-MFP Shares—Ratings” in the VRRM-MFP Shares prospectus supplement, there are disclosed many of the items noted in your comment above. Similar disclosure is included in the VRM-MFP Shares prospectus supplement.

PROSPECTUS SUPPLEMENT (VRM-MFP Shares)

Summary - Dividend Rate, pages S-5 – S-6

40.	Comment: To avoid investor confusion, please define “Failed Adjustment Event” and “Failed Transition Event” the first time such terms are used.

Response: The Registration Statements have been revised accordingly.

Description of VRM-MFP Shares - Mode [Extension or] Change - [Extension of the Variable Rate Mode or] Transition to a New Mode, page S-40

41.

Comment: The prospectus supplement explains that upon extension of the Variable Rate Mode or transition to a new Mode, all outstanding VRM-MFP Shares will be automatically subject to mandatory tender for transition remarketing, unless

Required Beneficial Owners have agreed to such extension or transition. Please briefly describe this provision in the prospectus supplement Summary.

Response: The Registration Statements have been revised accordingly to include the following disclosure:

In the case of a transition to a new Mode, all outstanding VRM-MFP Shares automatically will be subject to mandatory tender for transition remarketing and delivered to the Calculation and Paying Agent for purchase by purchasers in the transition remarketing on the New Mode Commencement Date, in the event of a successful transition remarketing; provided, that the Required Beneficial Owners, by agreement with the Fund, may waive their right to the mandatory tender and retain their VRM-MFP Shares. Such waiver and retention of 100% of the outstanding VRM-MFP Shares shall be deemed to constitute a successful transition remarketing. Otherwise, a transition remarketing shall be deemed successful only if a Failed Transition Event shall not have occurred. Upon the occurrence of a Failed Transition Event, all tendered VRM-MFP Shares will be returned to the relevant tendering holders by the Calculation and Paying Agent.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Investment Restrictions, pages 1-4

42.

Comment: When describing each Fund’s fundamental policies, please include its fundamental policy of investing at least 80% of its Assets in municipal securities and other related investments, the income from which is exempt from regular federal income taxes, and, with respect to the Nuveen AMT-Free Quality Municipal Income Fund, its fundamental policy of investing at least 80% of its Assets in municipal securities and other related investments, the income from which is exempt from the federal alternative minimum tax applicable to individuals at the time of purchase.

Response: The Registration Statements have been revised accordingly.

43.

Comment: Investment restriction number five states that the Fund may not “[i]nvest more than 25% of its total assets in securities of issuers in any one industry; provided, however, that such limitation shall not apply to municipal bonds other than those municipal bonds backed only by the assets and revenues of non-governmental users” (emphasis added). Please clarify in adjacent disclosure that municipal bonds will be counted for concentration purposes where such bonds are backed principally by the assets and revenues of non-governmental users.

Response: The Registration Statements have been revised accordingly.

44.

Comment: A fund (and its adviser) may not ignore the investments of open-end and closed-end investment companies (including ETFs) in which it invests when determining whether the fund is in compliance with its own concentration policies. Please add disclosure indicating that the Fund will consider the investments of underlying investment companies when determining compliance with its own concentration policy.

Response: The Registration Statements have been revised to add disclosure indicating that the Funds will consider the investments of underlying investment companies when determining compliance with their own concentration policy under “The Fund’s Investments—Portfolio Composition—Other Investment Companies” in the prospectus and “The Fund’s Investments—Other Investment Companies” in the SAI.

45.	Comment: Please clarify in the disclosure what the 1940 Act permits with respect to issuing senior securities and making loans.

Response: The Registration Statements have been revised accordingly with the addition of footnotes under “Investment Restrictions” in the SAI to clarify what the 1940 Act permits with respect to issuing senior securities and making loans.

The Fund’s Investments – Derivatives and Hedging Strategies – Swap Transactions, page 12

46.

Comment: The SAI states that the Fund’s obligation under a swap agreement will be accrued daily (offset against amounts owed to the Fund) and any accrued but unpaid net amounts owed to a swap counterparty will be covered by segregating cash and/or other appropriate liquid assets. As the Fund is not permitted to offset for credit default swaps, please revise the disclosure accordingly. Further, please explain what is meant by “accrued,” as the coverage amount should be the full amount of unpaid past and future payment obligations. See Investment Company Act Release No. 10666 (Apr. 18, 1979).

Response: The Funds have revised the disclosure under “Swap Transactions” in each of the Registration Statements as follows and revised the disclosure under “Segregation of Assets” as set forth in response to Comment 47 below:

Swap Transactions. The Fund may enter into total return, interest rate and credit default swap agreements and interest rate caps, floors and collars. The Fund may also enter into options on the foregoing types of swap agreements (“swap options”).

Swap agreements typically are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to several years. In a standard “swap” transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments. The gross returns to be exchanged or “swapped” between the parties are calculated with respect to a “notional amount” (~~i.~~e.g., the change in the value of a particular dollar amount invested at a particular interest rate~~, in a particular foreign currency,~~ or in a “basket” of securities representing a particular index).

The “notional amount” of a swap agreement is the agreed upon basis for calculating the obligations that the parties to a swap agreement have agreed to exchange. Under most swap agreements entered into by the Fund, the obligations of the parties would be exchanged on a “net basis.” Consequently, the Fund’s obligation (or rights) under a net swap agreement will generally be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement. See “ —Segregation of Assets” below. ~~The Fund’s obligation under a swap agreement will be accrued daily (offset against amounts owed to the Fund) and any accrued but unpaid net amounts owed to a swap counterparty will be covered by segregating cash and/or other appropriate liquid assets.~~

Please see the response to Comment 12 above with respect to the comment regarding credit default swaps. The revised disclosure set forth below in the response to Comment 47 includes additional disclosure intended to address the comment that “the coverage amount should be the full amount of unpaid past and future payment obligations.”

The Fund’s Investments – Segregation of Assets, pages 19-20

47.

Comment: In the first paragraph, please revise the second sentence to provide an asset segregation example of a derivative instrument in which the Funds actually invest (e.g., financial futures contracts, interest rate swaps, credit default swaps).

Response: The Registration Statements have been revised as follows to provide such an example and to address the comments provided in Comments 12 and 46 above:

Segregation of Assets. As a closed-end investment company registered with the SEC, the Fund is subject to the federal securities laws, including the 1940 Act, the rules thereunder, and various interpretive positions of the SEC and its staff. In accordance with these laws, rules and positions, the Fund must ~~“set aside”~~ maintain liquid assets (often referred to as “asset segregation”) ~~liquid assets~~, or engage in other SEC or staff-approved measures, to “cover” open positions with respect to certain kinds of derivative~~s~~ instruments and financial agreements (such as reverse repurchase agreements). Generally, the Fund will maintain an amount of liquid assets with its custodian in an amount at least equal to the current amount of its obligations, including the value of unpaid past and future payment obligations, under derivative instruments and financial agreements, in accordance with SEC guidance. However, the Fund also may “cover” such obligations by other means such as through ownership of the underlying security or financial instrument. The Fund also may enter into offsetting transactions so that its combined position, coupled with any liquid assets maintained by its custodian, equals its net outstanding obligation in related derivatives or financial agreements. In the case of ~~forward currency~~ financial futures contracts that are not contractually required to cash settle, for example, the Fund must set aside liquid assets equal to such contracts’ full notional value while the positions are open. With respect to ~~forward currency~~ financial futures contracts that are contractually required to cash settle, however, the Fund is permitted to set aside liquid assets in an amount equal to the Fund’s daily marked-to-market net obligations (i.e., the Fund’s daily net liability) under the contracts, if any, rather than such contracts’ full notional value. If the Fund writes credit default swaps, it will segregate the full notional amount of the payment obligation under the credit default swap that must be paid upon the occurrence of a credit event. The Fund may invest in inverse floating rate securities issued by special purpose trusts. With respect to such investments, the Fund will segregate or earmark assets in an amount equal to at least 100% of the face amount of the floating rate securities issued by such trusts.

The Fund reserves the right to modify its asset segregation policies in the future to comply with any changes in the positions from time to time articulated by the SEC or its staff regarding asset segregation.

The Fund generally will use its assets to cover its obligations as required by the 1940 Act, the rules thereunder, and applicable positions of the SEC and its staff. As a result of their segregation, such assets may not be used for other operational purposes. The Investment Adviser will monitor the Fund’s use of derivatives and will take action as necessary for the purpose of complying with the asset segregation policy stated above. Such actions may include the sale of the Fund’s portfolio investments.

~~The Fund may invest in reverse floating rate securities issued by special purpose trusts. With respect to such investments, the Fund will segregate or earmark assets in an amount equal to at least 100% of the face amount of the floating rate securities issued by such trusts.~~

48.	Comment: In the last paragraph, please clarify that the Funds may invest in inverse floating rate securities.

Response: The disclosures in the Registration Statements in the first paragraph under “The Fund’s Investments—Segregation of Assets” have been revised accordingly. Please see the response to Comment 47 above.

Proxy Voting Policies, pages 49-50

49.

Comment: Please more fully describe the proxy voting policies of the Sub-Adviser. See, e.g., “Disclosure of Proxy Voting Policies and Proxy Voting Records by Registered Management Investment Companies,” SEC Rel. No. IC-25922 (Apr. 14, 2003).

Response: The Funds have reviewed the above-mentioned release, the requirements of Form N-2, and the proxy voting policies disclosure in the Registration Statements, and the Funds respectfully submit that the current disclosure in the Registration Statements complies with the requirements of the above-mentioned release and Form

N-2. This is the same disclosure as in other recently filed registration statements of Nuveen municipal closed-end funds that comply with Form N-2.

Beneficial Owners, page 52

50.	Comment: Please state the name, address, and percentage of ownership of each person who owns 5% or more of each class of each Fund’s outstanding securities. Item 19.2. of Form N-2.

Response: The Registration Statements have been corrected accordingly with respect to the 5% reference. The names and other information will be included by pre-effective amendment.

Appendix A

51.	Comment: Please provide a cross-reference in the SAI to Appendix A.

Response: The Registration Statements have been revised accordingly by the addition of the cross-reference at the end of the new ninth paragraph under “Investment Objectives and Policies” in the SAI.

PART C

52.

Comment: Before the registration statements are effective, please file an unqualified legality opinion consistent with Staff Legal Bulletin No. 19 dated October 4, 2011 (the “Legal Bulletin”) or, alternatively, please undertake to file an unqualified legality opinion consistent with the Legal Bulletin in connection with each future takedown offering the Funds conduct pursuant to the registration statements.

Response: The Funds confirm that they will file as an exhibit to a pre-effective amendment to the Registration Statements a qualified legality opinion regarding all securities being registered and a related consent of counsel and undertake to file an unqualified legality opinion with each future takedown consistent with the Bulletin.

53.

Comment: Please clarify the type of opinion to be provided as Exhibit l.2, and indicate whether this opinion will be filed before the registration statement is effective or whether the Funds will undertake to file such an opinion in connection with each future takedown offering.

Response: The opinion to be provided as Exhibit l.1 is the opinion of the Funds’ local counsel as to the legality of the securities being registered. As stated in the response to comment 52, the Funds confirm that they will file as an exhibit to a pre-effective amendment to the Registration Statements a qualified legality opinion regarding all securities being registered and a related consent of counsel and undertake to file an unqualified legality opinion with each future takedown consistent with the Bulletin. The Funds note that the Exhibit 1.2 opinion will be a tax opinion and filed in connection with each future takedown of MFP Shares. (Exhibits 1.1 and 1.2 have been re-ordered in the Registration Statements.)

54.

Comment: Please confirm supplementally that the Funds will include as exhibits to a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933 (the “Securities Act”) the final versions of the agreements filed as “form of” exhibits to the registration statement.

Response: The Funds confirm that they will include as exhibits to a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of the final versions of the agreements filed as “form of” exhibits to the registration statement.

*            *              *

If you have any additional questions, please do not hesitate to contact me at 212-839-5540 or my colleague, Jonathan Miller, at 212-839-5385.

Very truly yours,

Frank P. Bruno

cc:           J. Miller

                E. Fess

                M. Winget

                G. Zimmerman